UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15925

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

(Formerly known as the Community Health Systems, Inc. 401(k) Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY HEALTH SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3893191 (I.R.S. Employer Identification Number)

4000 Meridian Boulevard Franklin, Tennessee (Address of principal executive offices)	37067 (Zip Code)

Registrant’s telephone number, including area code: (615) 465-7000

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Schedules other than those listed above have been omitted due to the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Retirement Committee of

CHS/Community Health Systems, Inc. 401(k) Plan

Franklin, Tennessee

We have audited the accompanying statements of net assets available for benefits of the CHS/Community Health Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Nashville, Tennessee

June 21, 2013

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
Investments at fair value:
Participant-directed investments	$29,943,210	$30,401,987

Receivables:
Participant contributions	142,831	99,584
Employer matching contribution	1,485,855	1,369,048
Notes receivable from participants (including accrued interest of $1,542 and $2,483 at December 31, 2012 and 2011, respectively)	689,762	680,799

Total receivables	2,318,448	2,149,431

TOTAL ASSETS	32,261,658	32,551,418

NET ASSETS AVAILABLE FOR BENEFITS

Net assets available for benefits at fair value	32,261,658	32,551,418

Adjustment from fair value to contract value for fully benefit - responsive investment contracts	(91,693)	(96,810)

NET ASSETS AVAILABLE FOR BENEFITS	$32,169,965	$32,454,608

See accompanying notes to financial statements.

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$3,328,206	$(1,128,885)
Interest	89,179	99,655
Dividends	582,553	568,185

Net investment income (loss)	3,999,938	(461,045)

Contributions:
Participant	3,829,351	3,661,659
Rollover	166,075	187,380
Employer matching	1,619,392	1,451,417

Total contributions	5,614,818	5,300,456

Transfers into plan	375,904	174,779

Total additions	9,990,660	5,014,190

Deductions from net assets attributed to:
Benefits paid to participants	2,063,165	2,265,940
Transfers out of plan	8,134,210	650,069
Participant paid administrative fees and other expenses	77,928	20,944

Total deductions	10,275,303	2,936,953

Net (decrease) increase	(284,643)	2,077,237

Net assets available for benefits:
Beginning of year	32,454,608	30,377,371

End of year	$32,169,965	$32,454,608

See accompanying notes to financial statements.

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

General. CHS/Community Health Systems, Inc., a Delaware corporation (the “Company”), is the sponsor of the CHS/Community Health Systems, Inc. 401(k) Plan (the “Plan”). The Plan, formerly named the Community Health Systems, Inc. 401(k) Plan, was initially adopted in 1987 and operates pursuant to an amended and restated Plan document and subsequent amendments. The Company is a wholly-owned subsidiary of Community Health Systems, Inc., a Delaware corporation whose stock is publicly traded on the New York Stock Exchange (“NYSE”) under the trading symbol “CYH” (hereinafter, the “Parent”). The Plan has been adopted by the Company, as well as certain wholly-owned and majority-owned subsidiaries that have employees. The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except that forfeitures of any unvested portion of a participant’s account may offset future Company contributions or pay for Plan expenses. Participants should refer to the Plan for a complete description of the Plan’s provisions.

The Plan was restated effective January 1, 2011 to incorporate changes required by the Economic Growth and Tax Relief Reconciliation Act.

Eligibility for the Plan is limited to employees of certain subsidiaries of the Company, including primarily certain employees whose employment is governed by a collective bargaining agreement or who are otherwise represented by a union bargaining unit. The employer contributions to the Plan vary by facility. The Plan is essentially designed to be an “umbrella” plan that will accommodate various plan designs, including those with no matching contributions, those with matching contributions, and those with nonelective profit-sharing contributions.

Participation in the Plan is generally available to eligible employees after completion of six months of service, as defined in the Plan document, provided the employee has reached his or her 21st birthday. Months of service generally include all previous service with an employer of eligible employees.

All capitalized terms not defined herein have the definition as set forth in the Plan document.

Administration. The Plan is administered by the Company’s Retirement Committee of not less than three persons, all appointed by the Company’s Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan. Principal Trust Company was appointed by the Company as the Trustee for the Plan effective as of January 1, 2009. The Trustee holds, invests and administers the trust assets and contributions of the Plan.

Contributions. Eligible employees electing to participate in the Plan may make contributions by payroll deduction up to 50% of their Compensation to the extent contributions do not exceed Internal Revenue Code (“Code”) imposed limitations on contributions ($17,000 for 2012 and $16,500 for 2011). Participants who attained age 50 by the close of the calendar year were eligible to make catch-up contributions up to $5,500 in both 2012 and 2011. Employee contributions beyond specific Plan thresholds are returned to the participants. The employer may make an Employer Matching Contribution to the Plan; however, any salary deferrals that are catch-up contributions generally will not be matched. In the year of a participant’s death or disability, the participant or designated beneficiary will share in any Employer Matching Contribution for the year regardless of the amount of service completed during the Plan Year (which is on a calendar-year basis). Employer Matching Contribution percentages vary by location within the Plan. In addition to the standard Employer Matching Contribution, an additional contribution is made on behalf of certain participants at McKenzie-Willamette Medical Center, located in Springfield, Oregon, based upon those participants’ years of service and dates of employment. The Employer Matching Contributions and discretionary contributions (which are made in cash) deposited into the participants’ accounts were $1,619,392 for 2012 and $1,451,417 for 2011.

Participant Accounts. Each participant’s account is credited with the participant’s contributions, any Employer Matching Contribution and, as applicable, an allocation of the Plan’s investment earnings. Allocations of investment earnings are based on participant account balances. The benefit to which a participant is entitled is the total vested portion of the participant’s account.

Amendments. The First Amendment to the restated Plan was effective principally on July 1, 2011, to eliminate the prohibition against accepting any Roth Elective Deferrals as part of any rollovers from other tax-qualified plans.

The Second Amendment to the Plan was effective principally on January 1, 2011, to modify the Plan regarding the eligibility of certain employees. The amendment excludes from eligibility any employee whose employment is governed by a collective bargaining agreement between McKenzie-Willamette Medical Center Associates, LLC or Willamette Valley Medical Center, LLC and the Oregon Nurses Association. In addition, the amendment provides eligibility to employees of Jackson Hospital Corporation whose employment is governed by a collective bargaining agreement.

The Third Amendment to the Plan was effective principally on January 1, 2011, to revise the provisions regarding the revocation of a beneficiary designation in connection with the divorce of a participant.

The Fourth Amendment to the Plan was effective principally on December 16, 2012, to exclude employees of Northampton Hospital Company, LLC; Pottstown Hospital Company, LLC; and Pottstown Imaging Company, LLC.

Vesting. The balance in the participants’ Elective Deferral, After-Tax Voluntary Contribution and Rollover Accounts is at all times fully vested and non-forfeitable. A participant generally becomes 20% vested in the Matching Contributions and Nonelective Contributions Accounts after one year of service and an additional 20% for each year of service thereafter until fully vested. There is a separate vesting schedule for the additional contribution made for certain participants at McKenzie-Willamette Medical Center in Springfield, Oregon. A participant is credited generally with one year of service if the participant works 500 or more hours during the Plan Year. Termination of participation in the Plan prior to the end of the scheduled vesting period results in forfeiture of the unvested portion of a participant’s account balance.

Payment of Benefits. A participant or designated beneficiary is entitled to a distribution of the total value of the participant’s account balance upon retirement at age 65, becoming disabled or death. Upon termination of employment before the participant’s 65th birthday for reasons other than death or disability, the participant is entitled to receive only the vested portion of his or her account balance. While employed, participants may borrow from their accounts in the form of a loan or can withdraw from their accounts in the event of financial hardship subject to certain limitations. The Administrator requires a participant requesting a hardship withdrawal to demonstrate an immediate and heavy financial need which cannot be reasonably satisfied from other resources available to the participant. In addition, participants may make certain other withdrawals while employed in accordance with the Plan.

Funding. The Company generally transfers the Employer Matching Contribution to the Trustee after the close of the Plan Year and prior to the time it files its tax return (with extensions).

Investment Options. Contributions to the Plan are invested by the Trustee according to the participant’s instruction in one or a combination of several fund options. Participants may change their investment election or initiate transfers between funds by giving notice to the Trustee.

Plan Termination. Although it has not expressed any intent to do so, the Company’s Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, participants would become 100% vested in their respective accounts.

Participant Notes Receivable. Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their account balance. Loans bear a reasonable rate of fixed interest as determined by the Administrator at the time of loan origination. Loan terms may not exceed five years; however, if the loan is for the purchase of a participant’s primary residence, the Administrator may permit a longer repayment term. Principal and interest is paid ratably over the term of the loan through payroll deductions. As of December 31, 2012, participant notes receivable have maturities through 2022 at interest rates from 3.25% to 8.25%.

Forfeited Accounts. At December 31, 2012 and 2011, forfeited non-vested accounts totaled $29,006 and $91,207, respectively. These accounts were applied against the Employer Matching Contributions for the years ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, employer contributions were reduced by $29,020 and $155,686, respectively, from forfeited non-vested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The Plan’s financial statements are prepared in accordance with accounting standards generally accepted in the United States of America (“GAAP”).

Use of Estimates. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds, common collective trusts and pooled separate accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expense are reflected as a reduction of investment return for such investments.

Fair Value Disclosures. At least on an annual basis, the Company monitors investments for significant changes between levels within the fair value framework. When and if it is determined that an investment has changed levels within the fair value framework, the change is reported in the current period, if significant.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Expenses. The Plan permits the payment of Plan expenses to be made from the Plan’s assets. If expenses are paid using the Plan’s assets, then the expenses will generally be allocated among the accounts of all participants in the Plan. These expenses will be allocated either proportionately based on the value of the account balances or as an equal dollar amount based on the number of participants in the Plan. The method of allocating the expenses depends on the nature of the expense itself. Certain administrative or recordkeeping expenses would typically be allocated proportionately to each participant. There are certain other expenses that may be paid from an individual participant’s account. These are expenses that are specifically incurred by, or attributable to, a particular participant. Participants paid an aggregate of $77,928 and $20,944 in administrative costs to the Trustee in 2012 and 2011, respectively. All other expenses incurred in the administration of the Plan are borne by the Company. As of December 31, 2012, the Plan had $354,734 of assets contributed primarily by the Company for current and future expenses.

Payment of Benefits. Benefits are recorded when paid.

Transfers. The Company has other defined contribution plans in which participants of this Plan may become eligible participants. Conversely, participants in the Company’s other defined contribution plans may become eligible to participate in this Plan. In such situations, the employees’ respective participant accounts are transferred to or from these other plans of the Company (whether to or from the Company). These transactions are presented as Transfers in the statement of changes in net assets.

Subsequent to the effective date of the Plan amendment excluding employees of Northampton Hospital Company, LLC; Pottstown Hospital Company, LLC; and Pottstown Imaging Company, LLC, those participants’ accounts were transferred to the CHS/Community Health Systems, Inc. Standard 401(k) Plan (“Standard Plan”).

New Accounting Pronouncements. In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U. S. GAAP and IFRSs (“ASU No. 2011-04”), which amends ASC 820. ASU No. 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption of this new disclosure requirement in 2012 had no impact on the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable regarding the underlying investments of the securities inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common Stocks – Securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the Plan Year. Participant investments in the Company’s stock fund are valued on a per-share basis. Such stock is reported at the last reported sales price on the NYSE on the last business day of the Plan Year.

Money Market Funds – Money market funds are stated at amortized cost, which approximates fair value.

Mutual Funds – Mutual funds can be held as individual plan assets or as part of a pooled separate account (“PSA”). Individual mutual funds have publicly available prices that are quoted daily. In addition, underlying asset information is publicly available for each fund.

PSAs are made up of a wide variety of underlying investments such as equities, bonds, and mutual funds. The Net Asset Value (“NAV”) of a PSA is based on the fair market value of its underlying investments less any liabilities. The PSA NAV is not a publicly-quoted price in an active market.

Stable Value Fund – The Principal Stable Value Fund, referred to in Plan communications as the CHS Stable Value Fund (the “Fund”), is a collective trust which contains contracts which are fully benefit-responsive. The statements of net assets available for benefits present investment contracts, including the underlying investments, at fair value less its liabilities, which is the NAV of the contracts’ underlying investments. The fair value of the investment contracts is based on the NAV of its underlying investments, while contract value is principal balance plus accrued interest. The statements of net assets available for benefits additionally include a line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value. Activity of the Fund in the statements of changes in net assets available for benefits is presented on a contract-value basis.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011. The tables below include the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2012 and 2011.

	Fair Value Measurements at December 31, 2012
	Active Markets for Identical Assets	Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common stock of Plan Sponsor:
Healthcare	$110,555	$—	$—	$110,555
Money market funds	202,298	—	—	202,298

Mutual funds:
Domestic stock funds	2,593,970	—	—	2,593,970
Balanced funds	18,884,869	—	—	18,884,869
International stock funds	1,117,122	—	—	1,117,122
Fixed income funds	2,347,032	—	—	2,347,032

Total mutual funds	24,942,993	—	—	24,942,993

Pooled separate accounts:
Domestic stock funds	—	694,522	—	694,522
Stable value fund	—	3,992,842	—	3,992,842

Total	$25,255,846	$4,687,364	$—	$29,943,210

	Fair Value Measurements at December 31, 2011
	Active Markets for Identical Assets	Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common stock of Plan Sponsor:
Healthcare	$136,984	$—	$—	$136,984
Money market funds	257,922	—	—	257,922

Mutual funds:
Domestic stock funds	2,785,244	—	—	2,785,244
Balanced funds	18,638,889	—	—	18,638,889
International stock funds	1,127,506	—	—	1,127,506
Fixed income funds	2,574,017	—	—	2,574,017

Total mutual funds	25,125,656	—	—	25,125,656

Pooled separate accounts:
Domestic stock funds	—	620,932	—	620,932
Stable value fund	—	4,260,493	—	4,260,493

Total	$25,520,562	$4,881,425	$—	$30,401,987

For the year ended December 31, 2012, there were no transfers in or out of Levels 1, 2 or 3. Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows:

Investment	Fair Value
As of December 31, 2012:
Principal LifeTime 2020 Institutional Fund *	$4,075,839
CHS Stable Value Fund	3,992,842
Principal LifeTime 2025 Institutional Fund *	3,452,013
Principal LifeTime 2015 Institutional Fund *	2,815,112
Principal LifeTime 2030 Institutional Fund *	2,691,412
Principal LifeTime 2035 Institutional Fund *	1,992,140

As of December 31, 2011:
CHS Stable Value Fund	$4,260,493
Principal LifeTime 2015 Institutional Fund *	3,185,006
Principal LifeTime 2020 Institutional Fund *	3,828,154
Principal LifeTime 2025 Institutional Fund *	3,331,446
Principal LifeTime 2030 Institutional Fund *	2,647,234
Principal LifeTime 2035 Institutional Fund *	1,979,259
PIMCO Total Return Administrative Fund	1,685,640

*	Represents a party-in-interest to the Plan

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investment	Amount
Principal LifeTime 2020 Institutional Fund *	$476,522
Principal LifeTime 2025 Institutional Fund *	450,546
Principal LifeTime 2030 Institutional Fund *	364,617
Principal LifeTime 2015 Institutional Fund *	341,406
Principal LifeTime 2035 Institutional Fund *	289,449
Principal LifeTime 2040 Institutional Fund *	185,358
Principal LifeTime 2045 Institutional Fund *	132,593
PIMCO Total Return Administrative Fund	121,505
Community Health Systems, Inc. (Common Stock) *	99,031
Principal LifeTime 2010 Institutional Fund *	86,722
Principal LifeTime 2050 Institutional Fund *	85,378
Principal LargeCap S&P 500 Index Separate Account *	72,954
BlackRock Equity Dividend I Fund	71,478
Oppenheimer Global Strategic Income Y Fund	63,177
Oppenheimer International Growth Y Fund	47,349
American Funds Growth Fund of America R4 Fund	46,325
BlackRock International Opportunities Institutional Fund	42,178
JP Morgan Small Cap Equity A Fund	42,108
Mutual Global Discovery A Fund	33,416
Prudential Jennison 20/20 Focus Z Fund	33,284
BlackRock U.S. Opportunities Institutional Fund	31,655
Columbia MidCap Value Z Fund	27,980
American Century Growth Institutional Fund	27,604
Hartford Small Company HLS IB Fund	23,042
Principal MidCap S&P 400 Index Separate Account *	22,952
Allianz NFJ International Value A Fund	21,509
Allianz NFJ Small Cap Value Administrative Fund	19,053
RS Emerging Markets A Fund	12,567
Principal LifeTime Strategic Income Institutional Fund *	11,893
Principal LifeTime 2055 Institutional Fund *	10,812
Principal Diversified International Institutional Fund *	9,082
Invesco Mid Cap Core Equity A Fund	7,448
Principal SmallCap S&P 600 Index Separate Account *	6,429
JP Morgan International Equity Index A Fund	5,753
Invesco Global Small & Mid Cap Growth A Fund	5,031

$3,328,206

*	Represents a party-in-interest to the Plan

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investment	Amount
Blackrock Equity Dividend I Fund	$24,750
PIMCO Total Return Administrative Fund	11,366
Principal LargeCap S&P 500 Index Separate Account *	7,791
Allianz NFJ Small Cap Value Administrative Fund	7,464
JP Morgan Small Cap Equity A Fund	5,302
Principal SmallCap S&P 600 Index Separate Account *	412
American Century Growth Institutional Fund	167
Principal LifeTime Strategic Income Institutional Fund *	(544)
Invesco Global Small & Mid Cap Growth A Fund	(2,642)
Invesco Mid Cap Core Equity A Fund	(3,618)
Principal LifeTime 2055 Institutional Fund *	(3,726)
JP Morgan International Equity Index A Fund	(5,279)
Principal MidCap S&P 400 Index Separate Account *	(5,728)
Hartford Small Company HLS IB Fund	(7,466)
Principal LifeTime 2010 Institutional Fund *	(7,639)
Columbia MidCap Value Z Fund	(7,985)
Principal Diversified International Institutional Fund *	(10,345)
Mutual Global Discovery A Fund	(10,517)
Prudential Jennison 20/20 Focus Z Fund	(11,607)
Oppenheimer International Growth Y Fund	(16,585)
Allianz NFJ International Value A Fund	(16,720)
Principal LifeTime 2050 Institutional Fund *	(30,088)
Blackrock U.S. Opportunities Institutional Fund	(33,924)
American Funds Growth Fund of America R4 Fund	(40,434)
RS Emerging Markets A Fund	(41,800)
Principal LifeTime 2045 Institutional Fund *	(47,998)
Blackrock International Opportunities Institutional Fund	(49,033)
Oppenheimer Global Strategic Income Y Fund	(53,485)
Principal LifeTime 2015 Institutional Fund *	(64,298)
Principal LifeTime 2040 Institutional Fund *	(73,583)
Principal LifeTime 2035 Institutional Fund *	(102,532)
Principal LifeTime 2030 Institutional Fund *	(117,003)
Principal LifeTime 2020 Institutional Fund *	(135,204)
Principal LifeTime 2025 Institutional Fund *	(136,797)
Community Health Systems, Inc. (Common Stock) *	(149,557)

$(1,128,885)

*	Represents a party-in-interest to the Plan

5.	CHS STABLE VALUE FUND

The Fund is a collective trust fund sponsored by Union Bond and Trust Company. The beneficial interest of each participant is represented by units. Units may be issued daily based on the Fund’s value. The Fund seeks current income by investing in insurance contracts issued by insurance companies and investments from other financial institutions which offer stability of principal. It is the policy of the Fund to use its best efforts to maintain a stable net asset value although there is no guarantee that the Fund will be able to maintain this value. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to Plan participants are made within 30 days after written notification has been received. Withdrawals, other than for benefit payments and participant transfers to noncompeting options, are made one year after notification is received.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan. The Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Circumstances that would affect the ability of the Fund to transact at contract value include the following:

Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction under ERISA;

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund;

•	Any transfer of assets from the Fund directly into a competing investment option;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions; and

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Impact the Fund – The Fund invests in assets, typically fixed-income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The average yield of the Fund based on annualized earnings was approximately 1.9% for 2012 and 2.4% for 2011. The average yield credited to participants was 1.6% and 2.1% for the year ended December 31, 2012 and 2011, respectively.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not permitted by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow; and

•	Employer-initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds or PSAs managed by Principal Trust Company. Principal Trust Company is the Trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2012 and 2011, the Plan held investments in the common stock of the Company. The fair value of the stock was $110,555 and $136,984 at December 31, 2012 and 2011, respectively. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions for the periods presented. The Company declared and paid a special dividend of $0.25 per share to holders of its common stock at the close of business as of December 17, 2012.

All of these transactions are exempt from the prohibited transaction rules.

7.	FEDERAL INCOME TAX STATUS

The Plan received a determination letter dated October 22, 2011, in which the Internal Revenue Service (“IRS”) stated that the Plan, as restated effective January 1, 2011, was in compliance with the applicable requirements of Section 401(a) and Section 501(c) of the Code. The Plan has been amended since the date the Plan submitted its request for a determination letter. However, the Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax exempt. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions. In December 2012, the IRS commenced a routine audit of the Plan for the 2011 Plan Year. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2007.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011, and a reconciliation of the (decrease) increase in net assets per the financial statements to the net income per the Form 5500 for the years ended December 31, 2012 and 2011.

	2012	2011
Net assets available for benefits per the financial statements	$32,169,965	$32,454,608
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	91,693	96,810

Net assets per Form 5500	$32,261,658	$32,551,418

(Decrease) increase in net assets per the financial statements	$(284,643)	$2,077,237
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,117)	21,934
Transfers into plan	(375,904)	(174,779)
Transfers out of plan	8,134,210	650,069

Net income per Form 5500	$7,468,546	$2,574,461

9.	SUBSEQUENT EVENTS

The Company evaluated and recognized all material events occurring subsequent to the balance sheet date which would require adjustment to or disclosure in the Plan’s financial statements.

The Fifth and Sixth Amendments to the Plan, signed February 15, 2013 and May 8, 2013, respectively, provided for the exclusion of employees of Jackson Hospital Corporation effective March 10, 2013 and certain employees of McKenzie-Willamette Regional Medical Center Associates, LLC effective March 24, 2013. The accounts of these employees, totaling $10,438,336, were subsequently transferred to the Standard Plan.

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Plan Number: 001

EIN: 76-0137985

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Union Bond & Trust Company	Principal Stable Value Fund		$3,992,842
*	Principal Life Insurance Company	Principal LargeCap S&P 500 Index Separate Account		469,115
*	Principal Life Insurance Company	Principal MidCap S&P 400 Index Separate Account		195,090
*	Principal Life Insurance Company	Principal SmallCap S&P 600 Index Separate Account		30,317
*	Principal Funds, Inc.	Principal Money Market Institutional Fund		202,298
	Oppenheimer Funds, Inc.	Oppenheimer Global Strategic Income Y Fund		778,046
	PIMCO Funds	PIMCO Total Return Administrative Fund		1,568,986
*	Principal Funds, Inc.	Principal LifeTime Strategic Income Institutional Fund		135,667
*	Principal Funds, Inc.	Principal LifeTime 2010 Institutional Fund		618,913
*	Principal Funds, Inc.	Principal LifeTime 2015 Institutional Fund		2,815,112
*	Principal Funds, Inc.	Principal LifeTime 2020 Institutional Fund		4,075,839
*	Principal Funds, Inc.	Principal LifeTime 2025 Institutional Fund		3,452,013
*	Principal Funds, Inc.	Principal LifeTime 2030 Institutional Fund		2,691,412
*	Principal Funds, Inc.	Principal LifeTime 2035 Institutional Fund		1,992,140
*	Principal Funds, Inc.	Principal LifeTime 2040 Institutional Fund		1,439,981
*	Principal Funds, Inc.	Principal LifeTime 2045 Institutional Fund		884,436
*	Principal Funds, Inc.	Principal LifeTime 2050 Institutional Fund		670,606
*	Principal Funds, Inc.	Principal LifeTime 2055 Institutional Fund		108,750
	BlackRock	Blackrock Equity Dividend I Fund		629,252
*	Principal Funds, Inc.	Principal SmallCap Growth I Inst Fund		425,796

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012 – CONTINUED

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Jennison Dryden	Prudential Jen Mid Cap Gr Z Fund		325,766
	Allianz	Allianz NFJ Small Cap Value Administrative Fund		196,575
	American Century Investment Management	American Century Growth Instl Fund		831,158
	JP Morgan Funds	JP Morgan MidCap Val Select Fund		185,423
	Allianz	Allianz NFJ International Value Inst Fund		295,440
	The American Funds	American Funds Europacific Growth R4 Fund		368,215
	Oppenheimer	Oppenheimer Developing Markets Y Fund		156,475
	Oppenheimer	Oppenheimer International Growth Y Fund		296,992
*	Community Health Systems, Inc.	Community Health Systems, Inc. (Common Stock)		110,555
*	Various Participants	Participant notes receivable; interest rates ranging from 3.25% to 8.25% and maturity dates of 2013 through 2022		689,762

				$30,632,972

*	Identified party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Date: June 21, 2013	By:	/s/ WAYNE T. SMITH
Wayne T. Smith Chairman of the Board President and Chief Executive Officer

Date: June 21, 2013	By:	/s/ W. LARRY CASH
W. Larry Cash Executive Vice President, Chief Financial Officer and Director

Date: June 21, 2013	By:	/s/ KEVIN J. HAMMONS
Kevin J. Hammons Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Fourth Amendment of the CHS/Community Health Systems, Inc. 401(k) Plan dated December 17, 2012

10.2	Fifth Amendment of the CHS/Community Health Systems, Inc. 401(k) Plan dated February 15, 2013

10.3	Sixth Amendment of the CHS/Community Health Systems, Inc. 401(k) Plan dated May 8, 2013

23	Consent of Independent Registered Public Accounting Firm